767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

March 29, 2016

VIA EDGAR TRANSMISSION

Mara L. Ransom
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Cotiviti Holdings, Inc.

Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted January 25, 2016
CIK No. 0001657197

Dear Ms. Ransom:

On behalf of our client, Cotiviti Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated February 8, 2016.  In connection with such responses, we will be confidentially submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001657197) (the “Registration Statement”).  We will send to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.  In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Historical Consolidated Financial and Other Data, page 12

1.              We note your response to comment 4 and the pro forma earnings per share and balance sheet data to be included on pages 13 and 14.  Since you intend to use proceeds of the offering to repay indebtedness, please provide pro forma financial information in accordance with Article 11 of Regulation S-X. The pro forma financial information should be based on the latest balance sheet and the statement of operations for the latest fiscal year and interim period included in the filing.

The Company acknowledges the Staff’s comment and has reviewed whether the offering, the use of proceeds and the stock option vesting upon the consummation of the offering would require a presentation of Article 11 pro forma financial statements. The Company respectfully advises the Staff that it does not believe standalone pro forma financial statements reflecting the impact of the offering, the use of proceeds and/or the stock option expense are required under Article 11 based on the following considerations:

a.              The Company does not believe that the reduction in interest expense as a result of the repayment of indebtedness is of a sufficient magnitude to be material to investors to the extent that would require pro forma statement of operations data. In addition, the Company believes that the one-time nature of the stock option expense resulting from the vesting of options upon the consummation of the offering also is not of the type of information that would require pro forma statement of operations data.

b.              The Company also believes that, given the information regarding such factors already included in, or to be included in, the Registration Statement providing additional pro forma information and describing the impact of such factors on the Company’s future results of operations, providing standalone pro forma statement of operations data would not provide any additional material information to investors. The Company notes that the following information reflecting the impact of such factors is already included or will be included in the Registration Statement:

•                  The “Prospectus Summary—The Offering” section will clearly state the amount of the net proceeds and that all of the net proceeds will be used to repay indebtedness. See page 10 of Amendment No. 2.

•                  The “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” section will show (i) pro forma earnings per share data giving pro forma effect to the offering, the use of proceeds and the stock-based compensation expense resulting from the vesting of stock options upon the consummation of the offering for the year ended December 31, 2015 and any subsequent interim period, and (ii) pro forma consolidated balance sheet data giving pro forma effect to the offering and the use of proceeds as of the most recent balance sheet date. See pages 13 and 14 of Amendment No. 2.

•                  The “Use of Proceeds” section will show the net proceeds of the offering and disclose the specific debt being repaid with the proceeds and any required related disclosure. See page 54 of Amendment No. 2.

•                  The “Capitalization” section will include pro forma information that will give pro forma effect to the vesting of the stock options as well as the offering and the application of the net proceeds as of the most recent balance sheet date. See page 56 of Amendment No. 2.

•                  The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section will include disclosure in (i) “—Components of Results of Operations—Interest expense” setting forth the future reduction in interest expense resulting from the repayment of indebtedness with the net proceeds from the offering, (ii) “—Components of Results of Operations—Stock-based compensation expense” setting forth the magnitude of the expense ($11.7 million) related to the vesting of options upon the consummation of the offering that will be recorded in the period in which the offering is consummated and (iii) “—Liquidity and Capital Resources” reflecting the reduction in indebtedness from the application of the net proceeds from the offering. See pages 68, 69 and 79 of Amendment No. 2.

2.              We reviewed the revisions to your disclosure on pages 14 and 67 in response to comment 8.  You state that the non-GAAP financial measure, Adjusted EBITDA, better facilitates period-to-period comparisons without regard to financing methods, capital structures or other items that you believe are not indicative of your ongoing operating performance. Please explain to us, and revise your disclosure to clarify why Adjusted EBITDA, which excludes impairment charges, transaction related expenses, stock-based compensation and other items included in operating income, is more indicative of your ongoing performance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Adjusted EBITDA represents an additional metric used in measuring ongoing operating performance, and is not more indicative of our ongoing performance. The Company uses Adjusted EBITDA as an additional metric for the reasons set forth in the Registration Statement. The Company has revised the disclosure on pages 14 and 65 in response to the Staff’s comment.

3.              We reviewed the revisions to your disclosure in response to comment 9.  Your revised disclosure includes pro forma earnings per share and pro forma balance sheet data, but does not include selected pro forma statements of operations data.  Please revise to include pro forma statements of operations data.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that for the reasons stated above in response to Comment 1, the Company has not revised the disclosure to include pro forma statement of operations data.

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Cost of revenue, page 77

4.              In the first paragraph of this section, you indicate that $20.4 million (approximately 69.8%) of the increased cost of revenue related to compensation was “primarily the result of the timing of the Connolly iHealth Merger.” Please revise to disclose how the timing of the merger increased the cost of compensation.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the relevant period-to-period comparison section for fiscal year 2014 compared to fiscal year 2013 is no longer required to be included in the Registration Statement and has been deleted in Amendment No. 2. The Company has revised the corresponding disclosure in the newly-added period-to-period comparison section for fiscal year 2015 compared to fiscal year 2014 on page 75 in response to the Staff’s comment.

Executive and Director Compensation, page 120

5.              We note your response to comment 19, and we reissue the comment.  Item 402(n) of Regulation S-K requires disclosure of compensation information for your most recently completed fiscal year, which, at the time of the submission of your initial draft registration statement on December 9, 2015, was 2014.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 114 in response to the Staff’s comment.

Notes to the Financial Statements

Note 4 . Acquisition, page F-17

6.              We reviewed the revisions to your disclosure in response to comment 22.  You disclose that goodwill is attributable to the acquired assembled workforce, specialized process and procedures and operating synergies.  Please elaborate.  For example, describe the operating synergies you expect to realize and your access to new or existing markets.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-17 in response to the Staff’s comment.

Undertakings, Part II

7.              We note your response to comment 25. As the undertaking set forth in Item 512(a)(6), and Rule 159A from which the undertaking is derived, apply to all primary offerings of securities, we reissue the comment.

The Company acknowledges the Staff’s comment and has revised the disclosure on page II-5 in response to the Staff’s comment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	J. Douglas Williams
Chief Executive Officer
Cotiviti Holdings, Inc.